EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

June 26, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES BARRICK CORE DRILL PROGRAM HAS COMMENCED AT GOLD RIDGE PROPERTY, NEVADA

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”)  is pleased to announce that Barrick commenced the 2014 diamond core hole drill program on June 26, 2014 on the Gold Ridge property located in Crescent Valley, Nevada.

Barrick is targeting Carlin-type mineralization in the lower plate where drilling in 2007 by Coral encountered lower plate carbonate rocks with anomalous gold values. Along the Cortez trend where the Gold Ridge property is situated, Barrick and predecessor companies established several world class gold mines and discoveries including the Pipeline, Cortez Hills, Horse Canyon and Gold Acres mines as well as the new Goldrush discovery.

The Gold Ridge claims are separate and adjacent to Coral’s core claims at Robertson which host an inferred gold resource of 2.7 million ounces, a portion of which was the subject of a preliminary economic assessment in 2012. The core claims are host to a near surface resource that shows typical characteristics of porphyry/hornfels mineralized system which has historically been an indication of a deeper feeder system hosted in the lower plate below. To view a map of Coral’s claims and the Cortez trend click here.

The drill program is pursuant to the exploration and option to joint venture agreement announced in the Company’s news release dated March 5th, 2014. In the agreement, Barrick Gold Exploration Inc. (“Barrick Gold”), and Barrick Gold Corporation (“Barrick”), pursuant to which Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company’s Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period.  In addition, Barrick Gold has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study.  The Option Agreement also provides that upon Barrick Gold exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral VP and a Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  Except as required by law, the Company does not assume the obligation to update any forward-looking statement.